SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, DC 20549


                                     SCHEDULE 13D

                        Under the Securities Exchange Act of 1934
                                   (Amendment No.        ) (1)

                                   EDITEK, INC.
- -------------------------------------------------------------------------------
                                  (Name of issuer)


                                   COMMON STOCK
- -------------------------------------------------------------------------------
                            (Title of class of securities)

                                    281068106
- -------------------------------------------------------------------------------
                                  (CUSIP number)

     DAVID SELENGUT, c/o Singer, Bienenstock, Zamansky, Ogele & Selengut, LLP.
               40 Exchange Place, New York, NY 10005 (212) 809-8550
- -------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 May 9, 1996
- -------------------------------------------------------------------------------
                   (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box o.

         Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be file with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.



                               (Page 1 of 4 Pages)
- --------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 281068106            13D               Page 2 of 4 Pages


          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Morgan Capital LLC
_______________________________________________________________________________

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) o
                                                                      (b) o

_______________________________________________________________________________

3         SEC USE ONLY

_______________________________________________________________________________

4         SOURCE OF FUNDS*

          PF
_______________________________________________________________________________

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)

_______________________________________________________________________________

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
_______________________________________________________________________________

                    7    SOLE VOTING POWER
      NUMBER OF
        SHARES              4,584,795
_______________________________________________________________________________

     BENEFICIALLY   8    SHARED VOTING POWER
       OWNED BY
                              -0-
_______________________________________________________________________________
         EACH       9    SOLE DISPOSITIVE POWER
      REPORTING
                             4,584,795
_______________________________________________________________________________

     PERSON WITH   10    SHARED DISPOSITIVE POWER

                              -0-
_______________________________________________________________________________


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              4,584,795
_______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*


_______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               18.2%
_______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*

          00 Limited Liability Company
_______________________________________________________________________________


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 3 of 4 pages

ITEM 1.           Security and Issuer

                  Editek, Inc.
                  1238 Anthony Road
                  Burlington, North Carolina 27215

                  Shares of Common Stock.

ITEM 2.           Identity and background:

                  Reporting Entity

                  a.       Morgan Capital L.L.C.
                  b.       4611 12th Avenue, Suite 1L, Brooklyn, New York 11219
                  c.       Investments
                  d.       None
                  e.       None
                  f.       New York

          Name of Executive officers and principal members of Reporting Entity

                  a.       Alexander Bistricer, officer and principal member
                  b.       4611 12th Avenue, Suite 1L, Brooklyn, New York 11219
                  c.       Investor
                  d.       None
                  e.       None
                  f.       USA


                  a.       David Bistricer, officer and principal member
                  b.       4611 12th Avenue, Suite 1L, Brooklyn, New York 11219
                  c.       Investor
                  d.       None
                  e.       None
                  f.       USA


                  a.       Morris Bistricer, principal member
                  b.       4611 12th Avenue, Suite 1L, Brooklyn, New York 11219
                  c.       Investor
                  d.       None
                  e.       None
                  f.       USA

                  a.       American European Group, principal member
                  b.       580 Fifth Avenue, New York, New York
                  c.       Insurance
                  d.       None
                  e.       None
                  f.       USA

                  a.       Bishop Merchant Group, Ltd., principal member
                  b.       P.O. Box 1965, Nassau, Bahamas
                  c.       Investments
                  d.       None
                  e.       None
                  f.       Foreign Entity

                  a.       Albert David P & G, Inc., principal member
                  b.       25 West 36th Street, New York, New York 10018
                  c.       Import Export
                  d.       None
                  e.       None
                  f.       USA

                  a.       Hirsch Wolf, principal member
                  b.       1505 Coney Island Avenue, Brooklyn, New York 11230
                  c.       Insurance
                  d.       None
                  e.       None
                  f.       USA

                  a.       Ace Foundation, Inc., principal member
                  b.       40 Exchange Place, New York, New York 10005
                  c.       Foundation
                  d.       None
                  e.       None
                  f.       New York

                                                           Page 4 of 4 Pages



ITEM 3.           Source and Amount of Funds or Other Consideration
                  Personal funds

ITEM 4.           Purpose of Transaction
                  Investment

ITEM 5.           Interest in Securities of Issuer
                  Number of Shares - 4,584,795
                  Percentage of shares - 18.2%

                  This does not include shares of the Issuer that would have been outstanding upon exercise of convertible preferred shares, but for the fact that a sufficient number of shares of Common Stock are not authorized. If the Issuer issues the Common Stock which are issuable upon the conversion of the Preferred Stock that have requested conversion, the Reporting entity believes that it would own less than 10% of the equity of the Issuer.


                  None of the members of Morgan Capital L.L.C. own any shares of the Issuer.


ITEM   6.      Contracts,   Arrangements,   Understandings   or
               Relationships with Respect to Securities of the Issuer.

               None


 ITEM  7.      Material to be filed as Exhibits

               None





                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     May 16, 1996
                                             Morgan Capital LLC.


                                               /s/ David Bistricer
                                        BY:_____________________________

                                              David Bistricer, Officer




        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.